25002821

Washington, DC

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52838

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scott James Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6700 Arlington Blvd.
(No. and Street)

Falls Church	Virginia	22042
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott James	703-533-2500	stockjames@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Main Ring Road	Wazirpur Industrial Area	New Delhi, India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scott James Group, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rhine Steve Ansao
Commonwealth of Virginia
Notary Public
Commission No. 286087
My Commission Expires 7/31/2028

Notary Public

Signature:

Title:
President, CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Scott James Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scott James Group, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, Statement of Changes in Shareholder's Equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
February 26, 2025

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2024

ASSETS		
Cash		$81,804
Deposits at clearing organizations		$34,120
Other Assets		$1,230
	Total Assets	$117,154
LIABILITIES & STOCKHOLDER'S EQUITY		
Accounts Payable	**Total Liabilities**	$9,329
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $1, authorized 500 shares,		
1 share issued and outstanding		$1
Additional Paid-In Capital		$358,129
Total Capital Contributed		$358,130
Accumulated Deficit		($250,305)
	TOTAL STOCKHOLDER'S EQUITY	$107,825
	TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$117,154

The accompanying notes are an integral part of these financial statements.

Scott James Group, Inc.
Statement of Operations
For The Year Ended December 31, 2024

REVENUE	
Commissions and fees	$137,848
Gains or losses on firm securities investment accounts	0
Fees for account supervision, investment advisory & administrative services	0
Other revenue	4,240
Total Revenue	142,088
EXPENSES	
Employee compensation and benefit	4,935
Commissions	59,187
Finance charges	1,002
Regulatory fees and expenses	20,024
Other expenses	52,834
Total Expenses	137,982
NET INCOME	$4,106

The accompanying notes are an integral part of these financial statements.

Scott James Group, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2024

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2023	1	$1	$358,130	-$254,412	$103,719
Net Income				$4,106	$4,106
Additions			$0		$0
Deductions					$0
Balance, December 31, 2024	1	$1	$358,130	-$250,306	$107,825

The accompanying notes are an integral part of these financial statements.

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$4,106
Increase In Accounts Payable	$4,053
Increase In Accrued Expenses	$5,134
Increase In Other Assets	($63)
Net Cash Provided by Operating Activities	$13,230
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Contributions	$0
Capital Withdrawals	$0
Net Cash Provided by Capital Contributions	$0
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flow From Financing Activity	$0
NET INCREASE IN CASH	$13,230
CASH, BEGINNING OF YEAR	$102,694
CASH, December 31, 2024	$115,924

The accompanying notes are an integral part of these financial statements.

SCOTT JAMES GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL
NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2024

	Schedule I
Total ownership equity from Statement of Financial Condition	$107,825
Additions:	
Other	$0
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	$1,231
Net capital before haircut on securities positions	$106,594
Haircuts on securities:	$987
Net Capital	$105,607
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total AI Liabilities from Statement of Financial Condition	$9,329
Total aggregate indebtedness	$9,329
Percentage of aggregate indebtedness to net capital	8.83%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer (1)	$50,000
Excess Net Capital	$55,607

(1) Operates under (k)(2)ii exemption.

See Auditor's Report on Additional Information

There were no material differences between the above computation of net capital and the Company's computations as reported in the unaudited Part IIA of Form 17A-5 as of December 31, 2024.

SCOTT JAMES GROUP, INC.
Notes to Financial Statements

Note 1 Nature of Business and Significant Accounting Policies

Nature of Business – The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds, and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D. C. metropolitan area.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Presentation– These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates andassumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Recognition – Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore no provision or liabilityfor federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents – For purposes of reporting the statement of cash flows, the Companyincludes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair Value Measurement and Hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilitiesat fair value. Market priced observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the market participants.Assets and liabilities with readily valuable active quote prices or for which fair value can be measuredfrom actively quoted prices in an orderly market generally will have a higher degree of market price.

Segment Reporting – The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including providing investment advice on individual securities transactions, mutual fund transactions, and money markets used for liquid assets. The Company has identified Scott James as the chief operating decision maker ("CODM") who measures and evaluates performance by using net income and free cash flow to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (see Note 1). The Company have 100% of its revenues from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Note 1 Nature of Business and Significant Accounting Policies (Continued)

Fair Value Measurement and Hierarchy (Continued)

Observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i. e. the "exit price") in an orderly transaction between market participants at the measurement data. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2

Valuations based on one or more quoted prices in markets that are active or for which all significant inputs are observable, either directly or indirectly.

Level 3

Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors. Including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Subsequent Events Policy

Subsequent events have been evaluated through February 25, 2025 which is the date the financial statements were issued.

SCOTT JAMES GROUP, INC.
Notes to Financial Statements

Note 2 Investment Securities
None were owned at year-end.

Note 3 Customer Transactions
The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a 'Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the Rule.

Note 4 Related Party Transactions
The Company shares office facilities and personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by The Scott James, LLC, which is owned 100% by the president of the Company. As part of the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to The Scott James, LLC.

The Company accrued and paid commissions of $59,187 to its President.

The accounts payable balance on December 31, 2024 reflects $4,195 of commission owed to the President of the Company.

Note 5 <u>Net Capital Requirement</u>
The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that he ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2024, the Company had net capital of $105,607 and a net capital requirement of $50,000, with excess net capital of $55,607. The Company's ratio of aggregate indebtedness to net capital was 0.0883 to 1 on December 31, 2024.

Note 6 <u>Financial Instruments</u>
Off Balance-Sheet Credit Risk - In the normal course of business, the Company's activities involveentering trades on the Pershing, LLC trading platform. These activities may expose the Company to off- balance-sheet risk in the event the customer is unable to fulfill its contracted obligations on the trade(s). The Company's customer securities activities are transacted on a cash basis. As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to complete the trades.

Note 7 <u>Deposit with Clearing Organizations</u>
The Company clears securities transactions with one organization, Pershing, LLC. The Company has a continual $25,000 on deposit with Pershing, LLC and an additional $9,119 on deposit with Pershing, LLC on December 31, 2024.

<u>Note 8:- Legal Matters</u>

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company. As of December 31, 2024, there are no current legal matters.

Note 9 Recently Issued Accounting Pronouncements

Segment Reporting – The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including providing investment advice on individual securities transactions, mutual fund transactions, and money markets used for liquid assets. The Company has identified Scott James as the chief operating decision maker ("CODM") who measures and evaluates performance by using net income and free cash flow to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (see Note 1). The Company have 100% of its revenues from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

There were no new accounting pronouncements during the year ended December 31, 2024 that we believe would have a material impact on our financial position or results of operations.

Note 10 Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2024 that would require recognition or disclosure in these financial statements through February 25, 2025, which is the issuance date of these financial statements. There were no subsequent events which would require disclosure in the footnotes to the financial statements.

SCOTT JAMES GROUP, INC.
STATEMENT PURSUANT TO RULE 15C3-3

December 31, 2024
Schedule II

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Accounting for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

See Auditors' Report on Additional Information

Scott James Group, Inc.'s Exemption Report

Scott James Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Scott James Group, Inc.

I, Scott S. James, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President, CCO

02/25/2025

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Audit Opinion Broker Dealer Exemption - k(2)(ii)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Scott James Group, Inc.

We have reviewed management's statement, included in the accompanying Scott James Group, Inc. Exemption Report (the "Exemption Report"), in which

(1) **Scott James Group, Inc.** (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 **k(2)(ii)** (the "exemption provisions"); and

(2) The Company stated that they met the identified exemption provisions throughout the year ended December 31, 2024, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(ii)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
February 26, 2025